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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               EA INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock $1.00 par value per share
                         (Title of Class of Securities)

                                   26822P 10 5
                                 (CUSIP Number)

                                Murray Huberfeld
                    152 West 57th Street, New York, NY 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Schedule 13D

CUSIP No. 26822P 10 5                 13D                     Page 2 of 14 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1995 Huberfeld Family Charitable Income Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
   SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
   REPORTING               9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        88,236

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    88,236

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.16%

14.      TYPE OF REPORTING PERSON*
         OO

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                                                                    Schedule 13D

CUSIP No. 26822P 10 5                 13D                     Page 3 of 14 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1995 Bodner Family Charitable Income Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.       SOLE VOTING POWER
   NUMBER OF                        -0-
    SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        88,236

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    88,236

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.16%

14.      TYPE OF REPORTING PERSON*
         OO

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                                                                    Schedule 13D

CUSIP No. 26822P 10 5                 13D                     Page 4 of 14 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.       SOLE VOTING POWER
   NUMBER OF                        -0-
     SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
   REPORTING               9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        100,000

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    100,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.32%

14.      TYPE OF REPORTING PERSON*
         PN

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                                                                    Schedule 13D

CUSIP No.  26822P 10 5                13D                     Page 5 of 14 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Broad Capital Associates, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.       SOLE VOTING POWER
   NUMBER OF                        55,286
     SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        144,572

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    144,572

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.91%

14.      TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                              Page 6 of 14 Pages

     This Amendment No. 2 amends the statements on Schedule 13D, as amended (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of EA Industries, Inc. (the "Company"), filed with the Securities and Exchange Commission on behalf of Broad Capital Associates, Inc., the Laura Huberfeld/Naomi Bodner Partnership, the 1995 Huberfeld Family Charitable Income Trust and the 1995 Bodner Family Charitable Income Trust. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 2. Identity and Background

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law, except that, without admitting or denying any findings of fact, Mr. Huberfeld, the sole voting trustee of the Huberfeld Trust, and Broad Capital Associates, Inc. ("Broad"), a New York corporation of which Mr. Huberfeld is President, consented to the entry of an order of the Securities and Exchange Commission, dated September 26, 1996, ordering them to cease and desist from committing or causing violations and any future violations of Section 5 of the Securities Act of 1933 and also requiring them to disgorge profits, in the amount of approximately $426,790 (including interest), resulting from certain transactions in unregistered securities of an unaffiliated corporation.

Item 5. Interest in Securities of the Issuer

     (a) After giving effect to a four-to-one reverse stock split as of December 27, 1996, Broad owns (i) 55,286 shares of Common Stock and (ii) warrants to purchase 89,286 shares of Common Stock at an exercise price of $12.00 per share. The Huberfeld Trust and Bodner Trust each owns warrants to purchase 88,236 shares of Common Stock at an exercise price of $7.00 per share. The Partnership is the beneficial owner of 100,000 shares of Common Stock, assuming a Conversion Price for the Debentures of $1.50 (see Item 5(c) below). Assuming that the number of shares outstanding prior to exercise of the Options and warrants is 7,499,393 and that the options and warrants were exercised, Broad would own 1.91%, the Huberfeld Trust would own 1.16%, the Bodner Trust would own 1.16% and the Partnership would own 1.32%, respectively, of the Company's Common Stock. Together the Reporting Persons would own 5.35%.

     (c) Pursuant to an agreement dated January 13, 1997, the Company has agreed to cap at $1.50 per share the conversion price of the Debentures held by the Partnership, provided that the Partnership (i) during the period from January 14, 1997 through April 11, 1997 refrains from converting any portion of the Debentures and (ii) during the period from January 10, 1997

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                                                              Page 7 of 14 Pages

through April 11, 1997 (A) does not sell short against the Debentures or (B) does not sell short any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See item 5(c) above.

Item 7. Material to be Filed as Exhibits

     (1) Letter agreement dated January 13, 1997 between the Laura Huberfeld/ Naomi Bodner Partnership and the Company.

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                                                              Page 8 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997
                                       1995 HUBERFELD FAMILY CHARITABLE
                                       INCOME TRUST

                                       By: /s/ Murray Huberfeld
                                           Murray Huberfeld, Trustee

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                                                              Page 9 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997
                                       1995 BODNER FAMILY CHARITABLE
                                       INCOME TRUST

                                       By: /s/ David Bodner
                                           David Bodner, Trustee

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                                                             Page 10 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997
                                       Broad Capital Associates, Inc.

                                       By: /s/ Murray Huberfeld
                                           Murray Huberfeld, President

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                                                             Page 11 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997
                                       LAURA HUBERFELD/NAOMI BODNER PARTNERSHIP

                                       By: /s/ Laura Huberfeld
                                           Laura Huberfeld, Partner